John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

December 17, 2018

Courtney Lindsay

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re: GD Entertainment & Technology, Inc.

Post Qualification Offering Statement Amendment

on Form 1-A Filed November 23, 2018

File No. 024-10811

Dear Courtney:

On behalf of GD Entertainment & Technology, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 13, 2018, relating to the above-captioned Post Qualification Offering Statement Amendment on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A Post Qualification Amendment Filed November 23, 2018 Cover Page

●	It appears you intend to raise $2 million. Please revise the offering circular cover page, and disclosures elsewhere as necessary (e.g. pg. 3), to clearly disclose that the offering amount is $2 million in total.

The document has been so revised.

General

●	We note the updated legal opinion of counsel refers to 1 billion shares to be offered. Please revise the legal opinion to refer to the 4 billion shares being offered.

The legal opinion now refers to the four billion shares being offered.

●	We note your recorded $3,307 in revenue from "mining income" as of August 31, 2018. Please provide more detail, in the Management's Discussion and Analysis section, for example, as to how and in what way this revenue was generated.

The following information has been added:

The machines installed in the GDET mining facility are comprised of Bitmain S9 Antminers. The intent of these machines are to “mine” the Bitcoin cryptocurrency. Once the processes is completed, on a continuous 24/7 basis, a reward in the form of Bitcoin is awarded to each machine. The company stores all of the rewards, or Bitcoin, of each machine at the facility in an cryptocurrency “wallet” or account. At management’s discretion, the Bitcoin is sold on the open market in return for US currency. As of August 31, 2018 management had sold Bitcoin that was generated by the machines in the open market, on exchanges such as CoinBase.com, for a total revenue income of $3,307 in US currency. These funds were deposited directly in the company's business bank account again in US Dollars.

●	We note the references throughout your offering memorandum to your company being a "public company," and providing periodic reports to your investors Unless you plan on registering your common stock pursuant to Section 12 of the Securities Exchange Act of 1934, your company will have no continuing reporting obligation following consummation of this Tier I Regulation A offering, and you should remove all references to your company being a "public company" and periodic reporting.

All references to “public company” and periodic reporting have been removed.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me on my private telephone line (727) 656-5504.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.